Exhibit 99.2


                                                       New Skies Satellites logo


April 14, 2003



                   THIS LETTER CONTAINS IMPORTANT INFORMATION
                  REGARDING THE 2003 ANNUAL GENERAL MEETING OF
                            NEW SKIES SATELLITES N.V.



Dear Shareholder:

New Skies Satellites N.V. will hold its Annual General Meeting of Shareholders (the "Annual General Meeting") on Thursday, May 22, 2003 at the Hotel des Indes, Lange Voorhout 54-56, 2514 EG The Hague, The Netherlands, beginning at 10:30 a.m. Shareholders will be asked to vote on a number of items at the Annual General Meeting, which are described in the Notice and Meeting Agenda and Proxy Statement that accompany this letter.

The method by which a shareholder can vote on the matters presented at the Annual General Meeting depends on the form in which the shareholder holds its interest in New Skies (i.e., registered shares, bearer shares, or American Depositary Shares (ADSs)). It is important to note that holders of New Skies bearer shares and ADSs may have to provide additional documentation in order to participate in the Annual General Meeting. The procedures for participating for each type of shareholder are outlined in the enclosed Notice and Agenda and the accompanying Proxy Statement.

In order to promote the orderly conduct of the Annual General Meeting, we recommend that you vote by proxy, even if you plan on attending the meeting.

Certain shareholders who beneficially own shares that are held by Stichting Administratiekantoor New Skies Satellites are entitled to attend the Annual General Meeting, but pursuant to Dutch law are not entitled to vote the shares registered in the name of the Stichting at the meeting.

Please send any correspondence relating to the Annual General Meeting, including the Proxy Card, any power of attorney, and any attendance form, by mail or commercial courier to Mr. Fred Verhoeff, Corporate Counsel, New Skies Satellites N.V., Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, with a copy via fax to: +31 70 306 4289. We must receive your instructions relating to the manner in which your shares are to be voted and, if applicable, who will attend the Annual General Meeting on your behalf no later than Friday, May 16, 2003.

We look forward to seeing you at the Annual General Meeting or to receiving your reply.


Sincerely,




Daniel S. Goldberg
Chief Executive Officer
New Skies Satellites N.V.

            REGISTERED WITH THE CHAMBER OF COMMERCE AND INDUSTRY FOR
                 HAAGLANDEN, THE NETHERLANDS, UNDER NO. 33302535


                            NOTICE AND MEETING AGENDA

                            NEW SKIES SATELLITES N.V.
                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  MAY 22, 2003


         The Annual General Meeting of Shareholders (the "Annual General Meeting") of New Skies Satellites N.V. ("New Skies") will be held on Thursday, May 22, 2003 at the Hotel des Indes, Lange Voorhout 54-56, 2514 EG The Hague, The Netherlands, and will begin at 10:30 a.m. The Agenda for the Annual General Meeting is as follows:

I.       Opening of the meeting.

II. Report of the Board of Management on the course of business of New Skies and its management from January 1, 2002 to December 31, 2002 and on the statutory 2002 accounts.

III.     a. Proposal to adopt the statutory 2002 accounts.

         b. Proposal to approve the management performed by the Board of Management and the supervision performed by the Supervisory Board during the statutory year January 1, 2002 - December 31, 2002, including discharge from liability in respect of their respective duties during this period.

IV. Proposal to appoint Deloitte & Touche as the registered accountants of New Skies for one year.

V.       Proposal to appoint nine members of the Supervisory Board.

VI.      Proposal to approve the compensation of the members of the Supervisory
         Board.

VII. Proposal to designate the Board of Management for a period of five years (until May 22, 2008) as the corporate body authorized both to issue shares and to limit or exclude preemptive rights as to any shares that the Board of Management has been authorized to issue.

VIII.    Proposals relating to the repurchase of shares.

         a. Proposal to authorize the Board of Management to acquire shares of New Skies' share capital for a period of 18 months (until November 22, 2004).

         b. Proposal to authorize the Board of Management to cancel shares held as treasury stock.

IX. Questions.

X. Closing of the meeting.


                               *  *  *  *  *  *

         The Annual General Meeting will be conducted in the English language. Translation to and from the Dutch language will be provided if requested by a shareholder by May 16, 2003.

         The Agenda, the Proxy Statement, copies of the statutory 2002 accounts, the reports of the Supervisory Board and the Board of Management, and the list of nominees for appointment to the Supervisory Board can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and via ABN AMRO Service Desk, telephone +31 76 579 9455. Copies of these documents will be forwarded free of charge upon request to shareholders and other persons entitled to attend the Annual General Meeting.

         In accordance with its Articles of Association, New Skies has selected April 14, 2003 as the notional record date for the purpose of soliciting proxies from its shareholders. In accordance with Dutch law and New Skies' Articles of Association, only persons who are shareholders on the date of the Annual General Meeting are entitled to vote at the Annual General Meeting and these shareholders may only vote the number of shares held as of the date of the Annual General Meeting. Consequently, proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares actually held on the day of the Annual General Meeting.

         Under Book 2, Section 117.3 of the Dutch Civil Code in conjunction with
Article 23.7 of the New Skies Articles of Association, holders of bearer shares may exercise their shareholder rights only if they deposit with New Skies a written statement from the financial institution (admitted to NECIGEF) through which they hold their interest in New Skies. The statement must certify that (i) the number of bearer shares listed in such statement belongs to the financial institution's collective depository, (ii) the person mentioned in the statement is a joint owner of the financial institution's collective depository to the extent of such number of bearer shares, and (iii) to the extent required by law, the person mentioned in the statement will continue to be the joint owner of its collective depository to such extent until after the Annual General Meeting. The statement must be deposited with New Skies by May 16, 2003, which is not earlier than the seventh day prior to the Annual General Meeting.

    (This Notice and Meeting Agenda, along with the enclosed Proxy Statement, was first made available to shareholders on April 14, 2003.)

                                                        New Skies Satellites log


                                 PROXY STATEMENT


                            NEW SKIES SATELLITES N.V.
                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  MAY 22, 2003


INTRODUCTION

         This Proxy Statement and the accompanying Notice and Meeting Agenda are being mailed to shareholders of New Skies Satellites N.V. ("New Skies") on or about April 14, 2003, in connection with the solicitation by New Skies of proxies for use at the Annual General Meeting of Shareholders of New Skies (the "Annual General Meeting") to be held on May 22, 2003 at the Hotel des Indes, Lange Voorhout 54-56, 2514 EG The Hague, The Netherlands, beginning at 10:30 a.m.

         New Skies' 2002 Annual Report to Shareholders (the "Annual Report"), containing New Skies' audited consolidated financial statements (statutory accounts) for the year ended December 31, 2002, was made available to shareholders on or about April 14, 2003.

         In accordance with the Articles of Association of New Skies and Dutch law, copies of the statutory 2002 accounts, the reports of the Supervisory Board and the Board of Management, and the list of nominees for appointment to the Supervisory Board can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands. Copies of these documents will be provided free of charge upon request to shareholders and other persons entitled to attend the Annual General Meeting.

         All items set forth in the Agenda, including the proposals to be considered by the shareholders, were proposed by the Board of Management and approved by the Supervisory Board, except as otherwise required by New Skies' Articles of Association or as set forth in this Proxy Statement.

         As of March 31, 2003, New Skies' shareholders held 118,527,834 ordinary shares eligible for voting. A shareholder may cast one vote per share at the Annual General Meeting. No quorum requirement applies at the Annual General Meeting. Proposals made by the Board of Management or the Supervisory Board shall be validly adopted if approved by an absolute majority of the votes cast at the Annual General Meeting; provided that, with respect to Item VII and VIII(b) only, if less than 50 percent of the issued share capital eligible to vote is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve the delegation of the authority to waive pre-emptive rights and for a decision to authorize the Board of Management to cancel shares.

         Shareholders cannot vote at the Annual General Meeting unless the shareholder is present in person or is represented by a properly designated representative or by a properly executed written proxy. The method by which a shareholder can vote depends on the form in which the shareholder holds its interest in New Skies: registered shares, bearer shares or American Depositary Shares. The procedures for participation by each type of shareholder are described in this Proxy Statement.

         New Skies is not subject to the proxy solicitation rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934, as amended. New Skies shall bear the cost of soliciting proxies for the Annual General Meeting, including expenses incurred in connection with preparing and mailing the proxy solicitation materials.

PROCEDURES FOR VOTING

         The procedures for voting depend on two criteria - how you hold your shares and your personal preference. In the bullet points below, we outline the alternatives available to investors depending on how they hold their shares: either in registered form (directly from New Skies), bearer form (over Euronext Amsterdam) or ADS form (over the New York Stock Exchange). The sections that follow these bullet points present the same information reorganized from the perspective of personal preference: either voting by proxy, attending the meeting and voting in person, or appointing someone else to attend the meeting and vote your shares for you. Given that there are different ways to vote your shares and in order to promote the orderly conduct of the Annual General Meeting, we recommend that you vote by proxy, even if you plan on attending the Annual General Meeting.

o Holders of Registered Shares (not through any stock exchange):

         If you hold ordinary shares of New Skies in registered form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

         1. You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended in this Proxy Statement.

         2. You may attend the Annual General Meeting and vote your shares in person.

         3. You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote your shares on your behalf.

         Under Dutch law, holders of registered shares may exercise their shareholder rights only for those ordinary shares registered in their name on the day of the Annual General Meeting. New Skies ordinary shares that are beneficially owned and held through Stichting Administratiekantoor NSS (the "Stichting") are registered in the name of the Stichting, and cannot be voted by the person who beneficially owns such shares. Holders of depositary receipts in the Stichting are entitled to attend the Annual General Meeting but, pursuant to Dutch law, they are not entitled to vote the shares held by the Stichting at the Annual General Meeting.

o    Holders of Bearer Shares (via Euronext Amsterdam):

         If you hold New Skies ordinary shares in bearer form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

         1. You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended in this Proxy Statement. Please note that you must attach to your Proxy Card the statement from your financial institution confirming your share ownership as described in the paragraph below.

         2. You may attend the Annual General Meeting and vote your shares in person.

         3. You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote your shares on your behalf.

         IMPORTANT: Under Book 2, Section 117.3 of the Dutch Civil Code in conjunction with Article 23.7 of the New Skies Articles of Association, holders of bearer shares may exercise their shareholder rights only if they deposit with New Skies a written statement from the financial institution (admitted to NECIGEF) through which they hold their interest in New Skies. The statement must certify that (i) the number of bearer shares listed in such statement belongs to the financial institution's collective depository, (ii) the person mentioned in the statement is a joint owner of the financial institution's collective depository to the extent of such number of bearer shares, and (iii) to the extent required by law, the person mentioned in the statement will continue to be the joint owner of its collective depository to such extent until after the Annual General Meeting. The statement must be deposited with New Skies by May 16, 2003, which is not earlier than the seventh day prior to the Annual General Meeting. In effect, your bank must tell us how many shares you own and block the shares so that they cannot be traded until after the Annual General Meeting.

         Holders of bearer shares who wish to attend the Annual General Meeting in person must register in writing by May 16, 2003 at 4 p.m. with ABN AMRO Bank N.V., via the bank or other institution associated with NECIGEF through which they hold their bearer shares, instructing that institution to provide ABN AMRO Bank N.V. with a confirmation that the relevant bearer shares will continue to be registered in the holder's name in its administration until after the Annual General Meeting. Shareholders can authorize third parties to cast their vote at the meeting. The relevant power of attorney must be laid down in writing. The company must receive the written power of attorney by May 16, 2003. Persons/entities entitled to attend the meeting can be requested to show proof of identity prior to admission to the meeting. We therefore request those persons/entities to bring valid identification.

o    Holders of American Depositary Shares (via the New York Stock Exchange):

         If you hold American Depositary Shares ("ADSs") of New Skies, then you have three alternatives for voting your shares on all matters presented to shareholders of New Skies for a vote:

         1. You may vote by completing, signing and returning the Voting Instruction Card provided to you by The Bank of New York by Friday, May 16, 2003. By returning a signed Voting Instruction Card, you are directing The Bank of New York to vote the ordinary shares underlying your ADSs in accordance with your instructions. The Bank of New York, in turn, will give New Skies an omnibus proxy with respect to all of the instructions it has received in a timely fashion. The proxy from The Bank of New York will appoint the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote in accordance with your instructions, all in accordance with the procedures stated in this Proxy Statement.

         2. You may request The Bank of New York to give you a proxy so that you can vote the ordinary shares underlying your ADSs. If you receive such a proxy, then you have three further alternatives for voting your shares:

            (i) You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement.

            (ii) You may attend the Annual General Meeting and vote your shares in person on all matters presented to shareholders of New Skies for a vote.

            (iii) You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote the shares underlying your ADSs on your behalf.

         3. You may withdraw the ordinary shares underlying your ADSs from the American Depositary Share facility. Under these circumstances, you will be treated as any other holder of our bearer shares. However, please contact The Bank of New York immediately if you prefer to withdraw your shares to verify whether there is sufficient time to allow for you to withdraw your shares before Friday, May 16, 2003 and to permit you to exercise your shareholder rights at the Annual General Meeting. If you withdraw your shares from the American Depositary Share facility, they will thereafter be traded in Euro on the official list of Euronext Amsterdam and will no longer be eligible for trading in U.S. dollars on the New York Stock Exchange.

         IMPORTANT: If The Bank of New York does not receive voting instructions for your ADSs by 5:00 p.m., New York time, on Friday, May 16, 2003, then it will not vote the shares underlying your ADSs.

         In accordance with its Articles of Association, New Skies has selected April 14, 2003 as the notional record date for the purpose of soliciting proxies from its shareholders. In accordance with Dutch law and New Skies' Articles of Association, however, only persons who are shareholders on the date of the Annual General Meeting are entitled to vote at the Annual General Meeting and these shareholders may only vote the number of shares held as of the date of the Annual General Meeting. Consequently, proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares actually held on the day of the Annual General Meeting.


HOW TO VOTE BY PROXY

         The solicitation of proxies is intended to facilitate the participation by shareholders in New Skies' Annual General Meeting. We encourage you to read this Proxy Statement carefully and to send New Skies your proxy.

         If you hold New Skies ordinary shares in registered form and would like to vote on the matters under consideration via proxy, please complete and sign the Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results that are recommended in this Proxy Statement; or
(2) to vote your shares as you have indicated on the Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR Agenda Items III(a), III(b), IV, V (including FOR the appointment of each of Mr. T.M. Seddon, Mr. S.K. Fung, Dr. A.S. Ganguly, Mr. J.W. Kolb, Ms. N. Kroes, Mr. G.B. Mueller, Mr. L. Ruspantini, Mr. C. Seguin and Mr. D.D. Wear as members of the Supervisory Board), VI, VII, VIII(a) and VIII(b).

         If you hold New Skies ordinary shares in bearer form (via Euronext Amsterdam N.V.) and would like to vote on the matters under consideration via proxy, please obtain the required written statement from your financial institution through which you hold your interest in New Skies and complete and sign the Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results that are recommended in this Proxy Statement; or
(2) to vote your shares as you have indicated on the Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR Agenda Items III(a), III(b), IV, V (including FOR the appointment of each of Mr. T.M. Seddon, Mr. S.K. Fung, Dr. A.S. Ganguly, Mr. J.W. Kolb, Ms. N. Kroes, Mr. G.B. Mueller, Mr. L. Ruspantini, Mr. C. Seguin and Mr. D.D. Wear as members of the Supervisory Board), VI, VII, VIII(a) and VIII(b).

         If you hold New Skies ADSs (via the New York Stock Exchange) and would like to vote on the matters under consideration via proxy, please complete and sign the Voting Instruction Card provided to you by The Bank of New York. This will act as an instruction to The Bank of New York to vote the shares underlying your ADSs as you have indicated on the Voting Instruction Card in regard to each item. If no specification is made in the Voting Instruction Card for any Item, then The Bank of New York will not vote the shares underlying your ADSs with respect to that Item.

         In the event that a shareholder wishes to use any other form of proxy, such proxy (if properly executed, as a matter of Dutch law, and presented to New Skies together with any other required documentation) shall be voted in accordance with the specification given therein. (Please note that holders of ADSs cannot vote in any fashion without the cooperation of The Bank of New York.) The proxyholder will be required to present the duly executed proxy and other required documentation to obtain admission to the Annual General Meeting and to exercise the shareholder rights represented by such proxy.

         For registered shareholders, the shares for which the proxy is given must be registered in the name of the shareholder on the date of the Annual General Meeting. For holders of bearer shares and ADSs, the proxy must be accompanied by the required written statement from your financial institution through which you hold your interest in New Skies. Proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting or greater than the number specified in the statement from the financial institution will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares held as a matter of record on the day of the Annual General Meeting or attested to in a written statement from your financial institution.

         If you wish to vote by proxy, please make sure the Proxy Card (together with your financial institution's statement, if applicable) is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, Corporate Counsel, on behalf of the Board of Management of New Skies Satellites N.V., Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 16, 2003, with a copy via fax to: +31 70 306 4289. If you do so, your votes will be cast in the manner indicated by you on the Proxy Card. You can revoke a Proxy Card by giving written notice to Mr. Verhoeff, which must be received not later than Friday, May 16, 2003. In the case of ADSs, please make sure that the Voting Instruction Card is sent by mail or commercial courier to The Bank of New York, 620 Avenue of the Americas, New York, New York 10011, United States of America, which must be received not later than Friday, May 16, 2003.


HOW TO ATTEND THE MEETING IN PERSON

         If you hold registered shares and plan to attend the Annual General Meeting and would like to vote your shares in person, please complete, sign and return the attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the Annual General Meeting. If more than one person will attend, please indicate on the attendance form or letter which one of these persons will be authorized to vote on your behalf.

         If you hold bearer shares (via Euronext Amsterdam N.V.) and plan to attend the Annual General Meeting and would like to vote your shares in person, you must register in writing by May 16, 2003 at 4 p.m. with ABN AMRO Bank N.V., via the bank or other institution associated with NECIGEF through which you hold your bearer shares, instructing that institution to provide ABN AMRO Bank N.V. with a confirmation that the relevant bearer shares will continue to be registered in the holder's name in its administration until after the Annual General Meeting. After registration with the ABN AMRO Bank N.V. your name will be added to the admission list. Please make sure that you bring the statement from your financial institution to the Annual General Meeting.

         If you hold ADSs (via The New York Stock Exchange) and plan to attend the Annual General Meeting and would like to vote your shares in person, please obtain a proxy from The Bank of New York to vote the ordinary shares underlying your ADSs and complete, sign and return the attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the Annual General Meeting. If more than one person will attend, please indicate on the attendance form or letter which one of these persons will be authorized to vote on your behalf.

         Please ensure that the attendance form or letter, together with the financial institution statement or proxy from The Bank of New York, as applicable, is sent by mail or commercial courier to the attention of Mr. Verhoeff, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 16, 2003. Please also send a copy by fax to: +31 70 306 4289. Only those persons whose names appear on the admission list will be admitted to the Annual General Meeting. Such persons may be asked to identify themselves by means of a valid passport or equivalent document issued by a national authority.


HOW TO DESIGNATE SOMEONE ELSE AS YOUR REPRESENTATIVE AT THE MEETING

         You may designate another person to represent you at the Annual General Meeting by executing a power of attorney designating such person to act on your behalf. An acceptable sample of such power of attorney is attached to this Proxy Statement. Any person named in a power of attorney will also be placed on the admission list for the Annual General Meeting. Please note that if you want to designate a third party to represent you at the Annual General Meeting, then you must follow the procedures outlined above for attending the Annual General Meeting (indicating the name of the designated third party), in addition to sending the executed power of attorney.

         Please make sure the power of attorney is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 16, 2003. Please also send a copy by fax to: +31 70 306 4289. If we do not receive a signed original of the properly executed power of attorney, the third party you have designated will not be able to vote on your behalf. You can revoke a power of attorney by giving written notice to Mr. Verhoeff, to be received not later than Friday, May 16, 2003.


VOTING RIGHTS

         Shareholders who hold New Skies ordinary shares in registered or bearer form are entitled to cast one vote on each item presented for a vote at the Annual General Meeting for each ordinary share that they hold as of the date of the Annual General Meeting. Shareholders who hold New Skies ADSs are entitled to instruct The Bank of New York, as depositary, to cast one vote on each item presented for a vote at the Annual General Meeting for each ADS that they hold as of the date of the Annual General Meeting. New Skies ordinary shares that are beneficially owned and held through the Stichting are registered in the name of the Stichting, and cannot be voted by the person who beneficially owns such shares. Holders of depositary receipts in the Stichting are entitled to attend the Annual General Meeting, but pursuant to Dutch law they are not entitled to vote the shares held by the Stichting at the Annual General Meeting.

                               *  *  *  *  *  *

                         COMMENTS ON ITEMS ON THE AGENDA
                  AND RECOMMENDATIONS OF THE SUPERVISORY BOARD
                  AND/OR THE BOARD OF MANAGEMENT ON HOW TO VOTE

         In accordance with Article 23 of New Skies' Articles of Association, the Annual General Meeting will be presided over by Mr. Terry Seddon, Chairman of the Supervisory Board, other than with respect to discussion of or procedures for the appointment of members of the Supervisory Board and approval of the compensation for such members, for which the Annual General Meeting will be presided over by Mr. Martin van Olffen, notaris, of the law firm De Brauw Blackstone Westbroek N.V.

         AGENDA ITEM III(a)

         New Skies' audited statutory 2002 accounts were reprinted in New Skies' 2002 Annual Report, which was first made available to shareholders on or about April 14, 2003. In accordance with New Skies' Articles of Association, it is proposed that shareholders approve the audited statutory 2002 accounts.

        The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item III(a).

         AGENDA ITEM III(b)

         In accordance with Dutch corporate law practice, it is proposed to grant the members of the Board of Management and the members of the Supervisory Board release from liability for the performance of their respective duties over the financial period that ended on December 31, 2002. The proposed release from liability relates only to acts taken on behalf of the company during its 2002 fiscal year that are a matter of public record. This proposal is ordinary practice under Dutch corporate law.

        The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item III(b).

         AGENDA ITEM IV

         Under Article 27 of the Articles of Association, the Annual General Meeting shall appoint an accountant to (1) audit the annual accounts prepared by the Board of Management, (2) report on such accounts to the Board of Management and the Supervisory Board, and (3) to issue an opinion with regard thereto. It is proposed to appoint Deloitte & Touche LLP as accountants for this purpose. Deloitte & Touche LLP was appointed at the 2002 Annual General Meeting as New Skies' accountant to audit the accounts for that year. Under New Skies' Articles of Association, if the Annual General Meeting does not appoint an accountant, the Supervisory Board will make such appointment.

        The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item IV.

         AGENDA ITEM V

         Pursuant to the resolution adopted by the shareholders at the May 16, 2002 annual general meeting of shareholders, the term of office of the current members of the Supervisory Board expires as of the 2003 Annual General Meeting. At the expiration of the current term, all members of the Supervisory Board have elected to stand for re-election. To elect nine Supervisory Directors for a new term beginning as of Annual General Meeting, the Supervisory Board has made the following non-binding nominations for appointment to the Supervisory Board:


o Mr. Terence M. Seddon     o Mr. Jerry W. Kolb        o Mr. Luigi Ruspantini
o Mr. Shing Kwong Fung      o Ms. Neelie Kroes         o Mr. Claude Seguin
o Dr. Ashok S. Ganguly      o Mr. Gerd D. Mueller      o Mr. Donald D. Wear, Jr.

    Mr. Seddon, 62 years of age, has served as Chairman of the Supervisory Board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as Chief Executive Officer of Asia Satellite Telecommunications Company Ltd. from 1988 - 1993. Mr. Seddon is a non-executive Director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

     Mr. Fung, 56 years of age, has served as a Supervisory Director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a Director of Media Genesis Limited from 2000 to 2002. From 1999 to 2000, Mr. Fung was Managing Director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Mr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.

    Dr. Ganguly, 67 years of age, has served as a Supervisory Director since May 2002. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICICIOne Source and as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd., which focuses on industrial research & development and supply chain management. Dr. Ganguly's principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the Board of Directors of Unilever N.V. from 1990 through 1997 with responsibility for world-wide research and technology. Dr. Ganguly also currently serves as a non-executive Director of British Airways plc, Mahindra & Mahindra and WIPRO Ltd. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.

    Mr. Kolb, 67 years of age, has served as a Supervisory Director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was Vice Chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as Managing Partner of the Chicago office, Managing Partner of professional services, and Chief Financial and Administrative Officer, as well as Vice Chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, containerboard and other paper products, from August 1998 to May 2002, and of Mid America Group, a commercial and residential real estate development and management company, from August 2002.

    Ms. Kroes, 61 years of age, has served as a Supervisory Director since May 1999. She is a citizen of The Netherlands. From 1991 to 2000 Ms. Kroes served as President of Nijenrode University in The Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in The Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in The Netherlands from 1977 to 1981. Ms. Kroes is a member of the Boards of the following companies: Port Support International B.V. (Chairman), Ballast Nedam N.V., P & O Nedloyd, ProLogis, Corio N.V. (formerly VIB N.V.), Lucent Technologies B.V. and MM02 (non-executive board).

    Mr. Mueller, 66 years of age, has served as a Supervisory Director since May 2001. He is a citizen of Germany and the United States of America residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrative and Financial Officer of Bayer Corporation, the U.S. wholly owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris University, a member of the Board of Directors of the Western Pennsylvania Hospital both in Pittsburgh and Chairman of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.

    Mr. Ruspantini, 63 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Italy. Mr. Ruspantini is presently retired after more than 30 years of experience in satellite communications. Prior to his retirement, he served as Assistant to the Chief Executive Officer of Telespazio, a fully owned subsidiary of Telecom Italia, where he was responsible for the definition of the company's multimedia program strategy and implementation. Prior to 1997, Mr. Ruspantini served as Director of the Broadcast Services division of Telespazio and oversaw the production of Television, Business Television and Radio Services to the company's customers in Italy and abroad.

    Mr. Seguin, 53 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Canada. Most recently, Mr. Seguin has been employed by the Caisse de depot et placement du Quebec, where he was President of CDP Capital - Private Equity. Previously, he served as Executive Vice-President and Chief Financial Officer of Teleglobe Inc. from October 1992 until 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987. Mr. Seguin is a member of the Board of Directors of the National Bank Financial, a fully-owned investment dealer of the National Bank of Canada, and the Ecole des Hautes Etudes Commerciales, the University of Montreal's Business school.

    Mr. Wear, 56 years of age, has served as a Supervisory Director since May 2001. He is a citizen of the United States of America. In 2001 Mr. Wear started his own business, Wear Multimedia International. Mr. Wear has spent the majority of his career in the media, television and telecommunications industries, working in legal, regulatory, commercial, business and senior executive positions. From 1997 to 2001 Mr. Wear was the President, International Policy and President, International Networks at Discovery Communications, Inc. From 1993 to 1997, Mr. Wear was Vice President and General Counsel of INTELSAT. Mr. Wear is a member of the Board of Directors of the International Council of the National Academy of Television Arts and Sciences in the United States. He is also a member of several advisory panels, committees and councils dealing with telecommunications- and television-related matters.

         Each nominee for the Supervisory Board that is elected will be elected for a one-year term, which will expire on the date of the New Skies 2004 Annual General Meeting.

         As of the date of distribution of this Proxy Statement, certain of the above nominees hold shares in New Skies, which shareholdings have been reported publicly to the Dutch securities regulatory authority, Autoriteit Financiele Markten, pursuant to the Disclosure of Major Holdings in Listed Companies Act 1996 (WMZ 1996). The information with regard to these shareholdings is also laid down in the list of nominees for appointment to the Supervisory Board, which list can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and via ABN AMRO Service Desk, telephone +31 76 579 9455. As discussed in Agenda Item VI, below, certain stock options and restricted stock are proposed to be granted to the nominees, subject to shareholder approval.

         It is proposed that the shareholders elect each of the foregoing to serve on New Skies' Supervisory Board.

       The Supervisory Board recommends that shareholders vote FOR Agenda
                                    Item V.


         AGENDA ITEM VI

         Under New Skies' Articles of Association, the shareholders have the authority to approve the compensation of the members of the Supervisory Board. There are two components to this compensation: (i) annual fees and stipends and
(ii) grants of restricted stock and stock options. Previously, the shareholders have approved the fees and stipends paid to members of the Supervisory Board and New Skies is not proposing any change to those amounts at the 2003 Annual General Meeting.

         For each of the years since New Skies' inception, the Supervisory Board has proposed and the shareholders have approved a grant of stock options to members of the Supervisory Board. In 2002, the shareholders also approved a grant of restricted stock to these members. Grants of stock options and restricted stock are intended to achieve the twin objectives of creating a performance incentive that is closely aligned with shareholders' interests and enabling New Skies to attract well qualified persons to serve on New Skies' Board. For 2003, New Skies proposes to make an option grant and a restricted stock grant to each member of the Supervisory Board elected at the Annual General Meeting. The stock option grant, upon vesting, would allow the grantee to acquire ordinary shares at fair market value as of the date of grant. (Fair market value is the closing price per share on the principal exchange on which New Skies ordinary shares are traded as of the last trading day before the grant.) The face value of the option grant would equal one and one-half times the Board member's annual fee. The restricted stock grant, upon vesting, would oblige the member to purchase ordinary shares upon payment of one Euro nickel per share. The face value of the restricted stock grant would equal 60 percent of the Board member's fixed annual fee. The exact number of shares over which options and restricted stock would be granted will be based on the fair market value of New Skies shares on the date of grant. For example, if the fair market value were equal to $4.00, then the options proposed to be granted to the members of the Supervisory Board would cover an aggregate of 95,625 ordinary shares and the restricted stock proposed to be granted to the members of the Supervisory Board would cover an aggregate of 38,250 ordinary shares. If as of the date of the grant the trading price of New Skies ordinary shares on the principal exchange is lower than $4.00, then more shares would be covered by the options and restricted stock, and if the price is higher, then fewer shares would be covered by the options and restricted stock. The options and restricted stock each would vest in equal installments over a three-year period. Options would have a maximum term of ten years and an exercise price equal to the fair market value, as defined above. Restricted stock would have to be purchased by the grantee, upon payment of the nominal value for the shares, promptly upon vesting.

         All changes in remuneration (including stock option and restricted stock grants) to members of the Supervisory Board can be made only with shareholder approval. Both the stock option plan governing the options and the restricted stock plan governing restricted stock granted to the members of the Supervisory Board are administered by the New Skies Compliance Officer.

         In accordance with New Skies' Articles of Association, it is proposed that shareholders approve the grant of stock options and restricted stock described in the paragraphs above to the members of the Supervisory Board.

   The Supervisory Board recommends that shareholders vote FOR Agenda Item VI.

         AGENDA ITEM VII

         Under Dutch law and New Skies' Articles of Association, the shareholders may designate the Board of Management as the corporate body authorized to approve the issuance of New Skies shares and to limit or exclude preemptive rights as to any shares that the Board of Management has been authorized to issue. Any such designations are subject to the annual general meeting of shareholders of New Skies, which designations may not continue for more than five years; however a general meeting of shareholders may renew such designations from time to time.

         New Skies' shareholders previously have approved these designations, which have been in effect continuously since New Skies' original incorporation through the present. Shareholders most recently approved these designations at the 2002 annual general meeting of shareholders. The existing designations expire on May 16, 2007. Consistent with general corporate practice of Dutch public companies and as a matter of ongoing New Skies corporate practice, New Skies intends to propose that, at each annual general meeting, the shareholders renew these designations previously granted to the Board of Management for an additional five year period. Failure of the proposal to renew this delegation will not in any way prejudice or alter the existing delegation, which would continue until it either expires or is further extended by shareholders.

         Therefore, it is proposed that, pursuant to Article 5 of the New Skies Articles of Association, the shareholders designate the Board of Management as the body corporate authorized to resolve to issue New Skies shares for a term of five years to begin as of the date of the Annual General Meeting and to expire on May 22, 2008, such designation being given with respect to up to seventy-four million, two hundred six thousand, seven hundred fifty-nine (74,206,759) ordinary shares, twenty-two million seven hundred and fifty-three thousand (22,753,000) financing preference shares and two hundred and twenty-seven million five hundred and thirty thousand (227,530,000) governance preference shares, in each case representing the unissued authorized share capital of New Skies and subject to approval in accordance with Article 20 of the New Skies Articles of Association. If the shareholders approve Agenda Item VIII(b) at this Annual General Meeting, the previously mentioned number of unissued ordinary shares will increase by the number of shares that the company cancels in the manner described in Agenda Item VIII(b).

         Further, it is proposed that, pursuant to Article 6 of the Articles of Association, the shareholders designate the Board of Management as the body corporate authorized to limit or exclude preemptive rights as to any shares that the Board of Management is authorized to issue for a term of five years to begin as of the date of the Annual General Meeting and to expire on May 22, 2008, subject to approval in accordance with Article 20 of the New Skies Articles of Association.

         Please note that, with respect to the delegation of the authority to waive pre-emptive rights in this Item VII only, if less than 50 percent of the issued share capital eligible to vote is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve that portion of this Item. The proposal to delegate the authority to issue shares contained in this Item VII requires only an absolute majority of the votes cast at the Annual General Meeting.

        The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item VII.

         AGENDA ITEM VIII

         Under Dutch law and New Skies' Articles of Association, New Skies and its subsidiaries may, subject to certain requirements, repurchase up to 10 percent of New Skies' issued share capital. Any such purchases must be authorized by shareholders, and this authorization may be granted for a maximum period of 18 months.

         Consistent with general corporate practice of Dutch public companies and as a matter of ongoing New Skies corporate practice, New Skies requests shareholders at each annual general meeting to renew the authorization to the Board of Management to repurchase shares for a subsequent 18-month period. Failure of the shareholders to renew an existing authorization will not in any way prejudice or alter the existing authorization, which will continue until it either expires or is further extended by shareholders.

         At the 2002 annual general meeting of shareholders, New Skies' shareholders authorized the Board of Management to repurchase up to 10 percent of the outstanding share capital of New Skies. This authorization expires as of November 16, 2003.

         Pursuant to the 2002 authorization by shareholders, New Skies initiated a share repurchase program in November 2002, which reflects the company's confidence in the strength of its business and prospects going forward, and its strong commitment to enhancing shareholder value. As of March 31, 2003, the company had repurchased 12,042,407 shares, representing 9.22 percent of its issued share capital.

         As a matter of Dutch law, New Skies may never hold more than 10 percent of its issued share capital in treasury. As a result, if New Skies desires to engage in a larger-scale share repurchase program, it may do so only by engaging in successive rounds of share repurchases and share cancellations. Specifically, if New Skies wishes to engage in further buyback programs, it must first cancel the shares it has repurchased in the previous buyback program, and then institute a subsequent repurchase program. Under this subsequent program, the company could purchase up to 10 percent of the company's then-outstanding shares.

         Under Dutch law and New Skies' Articles of Association, the company may cancel shares only if cancellation has been authorized in advance by shareholders, upon proposal of the Supervisory Board.

         At this time, the Supervisory and Management Boards have not concluded that additional share repurchases are in the company's best interests and have not made any decision to engage in any such repurchases. By obtaining shareholder authority to engage in cancellations and subsequent repurchases at this time, however, the company will ensure that it has available to it the necessary corporate authority to pursue up to two additional share repurchases, at an appropriate time, if and when the Board of Management and the Supervisory Board determine that additional share repurchases are in the company's best interests. The following two proposals, if both approved by shareholders, would make it possible for the company to engage in up to two additional 10 percent share repurchase programs during the next 18 months, without the need to convene a special meeting of shareholders. Specifically, the two proposals would: (i) renew the Board of Management's authority to re-purchase up to 10 percent of the company's then-outstanding shares (including following a share cancellation) for an additional 18 months; and (ii) authorize the Board of Management to cancel up to 10 percent of the company's shares on up to two occasions. Share cancellations would also be permitted if the company determined that cancellation would be in the company's best interests for reasons other than a planned share repurchase, including a decision by the company that it was not in shareholders' interests for the company to continue to hold its shares in treasury.

                  AGENDA ITEM VIII(a)

         In light of the foregoing, it is proposed that the shareholders authorize the Board of Management to repurchase up to 10 percent of the outstanding share capital of New Skies (calculated as of the date of the repurchase), for an 18-month period to begin as of the date of the Annual General Meeting and to expire on November 22, 2004, and grant the Board of Management, observing the relevant provisions of Dutch law, the sole discretion to determine the manner in which the shares shall be acquired against a purchase price per ordinary share not less than the nominal value per share and not greater than 110 percent of the fair market value per share; a purchase price per financing preference share that is not less than the nominal value and not greater than two times the original issuance price per share; and a purchase price per governance preference share that is equal to the original issuance price per share. The fair market value of ordinary shares shall conclusively be deemed to be the prevailing market trading price per ordinary share on the principal stock market for the company's shares.

         Furthermore, it is proposed that the authorization granted to the Board of Management in this Agenda Item VIII(a) be automatically renewed in case of any cancellation of shares as described under Agenda Item VIII(b).

        The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item VIII(a).

                  AGENDA ITEM VIII(b)

         In light of the foregoing, the Supervisory Board also proposes that the shareholders authorize the Board of Management to engage in up to two separate cancellations of repurchased shares. Each cancellation is authorized with respect to such number of shares as the Board of Management determines is in the company's best interests, up to a maximum of 10 percent of the issued capital at the time of such decision. Each of the two authorizations shall be deemed to be a separate authorization and a separate resolution to cancel shares. Each authorization will become effective only after the relevant number of shares has been acquired by the company; this resolution and the resolution of the Board of Management referred to above has been filed with the Chamber of Commerce; the notice of such deposit has been published as required by law; and no opposition in the two-month period has been made by the company's creditors. If such opposition has been made in time with respect to one or more of these resolutions, such resolution will become effective upon cancellation of such opposition or when a court ruling setting aside such opposition becomes enforceable. The authorization with respect to a second separate cancellation will further become effective only when the company has cancelled up to 10 percent of its shares under the authority granted for such earlier cancellation, as applicable. If the company has not filed each of these resolutions with the Chamber of Commerce on or before November 22, 2004, any resolution not so filed will cease to be effective as of such date.

         Please note that if less than 50 percent of the issued share capital eligible to vote is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve this Item.

        The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item VIII(b).

                               *  *  *  *  *  *

SAMPLE POWER OF ATTORNEY

                           [Shareholder's Letterhead]

New Skies Satellites N.V.
Attn: Mr. Fred Verhoeff
Corporate Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

                            NEW SKIES SATELLITES N.V.
                     Annual General Meeting of Shareholders
                                  May 22, 2003

THIS POWER OF ATTORNEY is made by: [supply complete name of shareholder as it appears in New Skies' shareholder register or on the statement from the financial institution through which you hold your interest in New Skies, a description of its legal status, and the complete address] (the "Shareholder").

The Shareholder hereby grants a full power of attorney to [Shareholder shall supply the following information regarding the individual to whom the shareholder gives its power of attorney: first, middle and last names, date and place of birth, and nationality] in order to represent the Shareholder at the Annual General Meeting of Shareholders ("Annual General Meeting") of New Skies Satellites N.V. ("New Skies"), a limited liability company organized under the laws of The Netherlands with its corporate seat in Amsterdam, The Netherlands, and its address in The Hague, The Netherlands. The Annual General Meeting is to be held on 22 May 2003 in The Hague, The Netherlands. This power of attorney includes the power to be present at the Annual General Meeting, to vote all _____________ of the Shareholder's shares in New Skies, [if registered shares: numbered from __(1) up to and including __, which are registered in the name of the Shareholder,] [if bearer shares: which are part of the collective depository of [name of financial institution], as evidenced by the accompanying statement from such financial institution,] [if ADSs: which are deposited with The Bank of New York, as depositary, as evidenced by the accompanying proxy from The Bank of New York,] and, furthermore, to do all and everything else that may in that connection be necessary or useful, to the extent permitted in New Skies' Articles of Association.

In witness whereof this power of attorney was executed this _____ day of ________________, 2003.

For and on behalf of the Shareholder2:


-----------------------------------------------------------
         (Signature)


-----------------------------------------------------------
         (Printed full name of person signing)


-----------------------------------------------------------
         (Printed title of person signing)


This power of attorney should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on May 16, 2003 at the address listed above.


--------------------
(1) If your certificate was issued before August 24, 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by ".0" and the last share number on your certificate, followed by "0.9". For example, "100000 up to and including 100500" becomes "100000.0 up to and including 100500.9".

(2)  If the shares are held jointly, each registered holder must sign.

ATTENDANCE FORM

New Skies Satellites N.V.
Attn Mr. Fred Verhoeff
Corporate Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

                            NEW SKIES SATELLITES N.V.
                     Annual General Meeting of Shareholders
                                  May 22, 2003

The undersigned hereby declares, represents and warrants that it is the holder of __________ ordinary shares of New Skies Satellites N.V. ("New Skies"), which shares are held in the form of (CHECK ONE):

[ ]  registered shares, with share certificate numbers __(1) through __; OR

[ ] American Depositary Shares (ADSs), as deposited with The Bank of New York, as depository, as evidenced by the accompanying proxy;

and hereby notifies New Skies that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of New Skies (the "Annual General Meeting") to be held at the Hotel des Indes, Lange Voorhout 54-56, 2514 EG The Hague , The Netherlands, on May 22, 2003, at 10:30 a.m. (Dutch time), or any adjournment or adjournments thereof, and requests that New Skies adds his/her/its name to the admission list for the Annual General Meeting.

The undersigned shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares that are (i) registered in his/her/its name on the day of the Annual General Meeting or (ii) attested to in the required written statement from his/her/its financial institution through which he/she/it holds an interest in New Skies.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers this ______ day of _______________________, 2003.



-----------------------------------------------------------
                (Signature of shareholder)(2)


-----------------------------------------------------------
             (Print full name of shareholder(s))

Notification should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on May 16, 2003 at the address listed above.


--------------------
(1) If your certificate was issued before August 24, 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by ".0" and the last share number on your certificate, followed by "0.9". For example, "100000 up to and including 100500" becomes "100000.0 up to and including 100500.9".

(2)  If the shares are held jointly, each registered holder must sign.

                           [PLEASE USE THIS CARD IF YOU HOLD REGISTERED SHARES OR BEARER SHARES AND
                          WISH TO VOTE BY PROXY, OR IF YOU HAVE A PROXY FROM THE BANK OF NEW YORK]

                                                          PROXY CARD
===================================================================================================================================

This is a proxy card for the Annual General Meeting of Shareholders of New Skies Satellites N.V. ("New Skies"), to be held on
Thursday, May 22, 2003 at the Hotel des Indes, Lange Voorhout 54-56, 2514 EG, The Hague, The Netherlands, beginning at 10:30
a.m. If you hold New Skies ordinary shares, in either registered or bearer form, and would like to vote on matters under consideration, please complete this proxy card and return the signed original card by mail or commercial courier to:

                                                 Mr. Fred Verhoeff
                                                 Corporate Counsel
                                                 New Skies Satellites N.V.
                                                 Rooseveltplantsoen 4
                                                 2517 KR The Hague
                                                 The Netherlands

Please also fax a copy to: +31 70 306 4289. To be valid, we must receive your proxy, together with a statement from your financial institution or a proxy from The Bank of New York, if applicable, no later than Friday, May 16, 2003.

             Please use this proxy card exactly as provided to you.
===================================================================================================================================

                                               Please fill in the blanks below:

Name of Shareholder (as printed on the share certificate or financial institution statement):


___________________________________________________________________________________________________________________________________



located in the country of:_________________________________________________________________________________________________________
hereby appoints the Corporate Counsel of New Skies to vote all of its ordinary shares in New Skies at the Annual General Meeting of Shareholders according to the instructions below:

                                        Please place an "X" in one of these two boxes:
------------------------------------------------------------------- ----------------------------------------------------------
[ ]   in a manner intended to achieve the results which are         [ ]   in the manner indicated below.
      supported in the accompanying Proxy Statement. We
      recommend that you select this option.                             If you select this option, please Indicate your
                                                                         vote for each Agenda Item by placing a check mark
   If you select this option, please sign and date this                  (|X|) in the "FOR", "AGAINST", or "ABSTAIN" box
   proxy card below.                                                     for that Agenda Item. If for any Agenda Item you
                                                                         do not place a check mark in one of these three
                                                                         boxes, your shares will be voted "FOR" that Agenda
                                                                         Item. After indicating your votes, please sign and
                                                                         date this proxy card below.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             FOR           AGAINST       ABSTAIN
                                                                    ---------------------------------------------------------------
                                                                      Item III(a)            [ ]             [ ]           [ ]
                                                                    ---------------------------------------------------------------
                                                                      Item III(b)            [ ]             [ ]           [ ]
                                                                    ---------------------------------------------------------------
                                                                      Item IV                [ ]             [ ]           [ ]
                                                                    ---------------------------------------------------------------
                                                                      Item V*                [ ]             [ ]           [ ]
                                                                    ---------------------------------------------------------------
                                                                      Item VI                [ ]             [ ]           [ ]
                                                                    ---------------------------------------------------------------
                                                                      Item VII               [ ]             [ ]           [ ]
                                                                    ---------------------------------------------------------------
                                                                      Item VIII(a)           [ ]             [ ]           [ ]
                                                                    ---------------------------------------------------------------
                                                                      Item VIII(b)**         [ ]             [ ]           [ ]
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o    You agree that a vote "FOR" this Item represents an authorization to the proxyholder to take whatever steps deemed necessary, and an authorization to vote your shares as the proxyholder sees fit, in order to ensure that each nominee identified in respect of this Item is appointed to fill the position for which he or she is nominated. Such steps and authorizations include, without limitation, the authorization to vote your shares as the proxyholder deems appropriate in each round of voting that may take place until the relevant position is filled.

o    ** You agree that a vote "FOR" this Item represents an authorization to the proxyholder to take whatever steps deemed necessary, and an authorization to vote your shares as the proxyholder sees fit, in order to ensure that each of the cancellation proposals described in this Item are adopted. Such steps and authorizations include, without limitation, the authorization to vote your shares as the proxyholder deems appropriate in each round of voting that may take place until all resolutions are adopted.

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===================================================================================================================================

                          Signature:____________________________________________________________________________________________

     Printed name of person signing:____________________________________________________________________________________________

    Printed title of person signing:____________________________________________________________________________________________

                               Date:_______________________________________________________, 2003
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 (For further information on the Agenda Items and recommendations of the Supervisory Board and/or Board of Management, please see the Proxy Statement.)
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